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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


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                                   Form 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          Rental Service Corporation
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            (Exact name of registrant as specified in its charter)


            Delaware                                    33-0569350
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(State of incorporation or organization)    (IRS Employer Identification No.)


6929 E. Greenway Pkwy., Suite 200, Scottsdale, Arizona               85254
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(Address of principal executive offices)                           (Zip Code)


    If this form relates to the       If this form relates to the registration
    registration of a class of        of a class of securities pursuant to
    securities pursuant to Section    Section 12(g) of the Exchange Act and is
    12(b) of the Exchange Act and is  effective pursuant to General Instruction
    effective pursuant to General     A.(d), check the following box.[_]
    Instruction A.(c), check the
    following box. [X]

Securities Act registration statement file number to which this form relates:
____________________ (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered
    -------------------                      ------------------------------

Preferred Share Purchase Rights              New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)
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Item 1.  Description of Securities to be Registered.
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          On April 15, 1999, the Board of Directors of Rental Service
Corporation (the "Company") adopted a Stockholder Rights Plan.

          In connection with the Rights Plan, the Board of Directors of the Company declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company outstanding at the close of business on April 30, 1999 (the "Record Date"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until April 16, 2009 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-thousandth (1/1,000th) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $150.00 per one one-thousandth (1/1,000th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Shares (an "Acquiring Person") or (ii) the occurrence of the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. No person would become an Acquiring Person solely as the result of any one or more of the following: (i) an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 10% or more of the Common Shares of the Company then outstanding; (ii) the holding or acquisition by NationsRent, Inc. ("NationsRent") (or any officer, director, Affiliate or Associate of NationsRent) of Beneficial Ownership of Common Shares of the Company pursuant to the grant by the Company to NationsRent of the Stock Option Agreement (as defined in the Agreement and Plan of Merger, dated as of January 20, 1999 (the "Merger Agreement"), between the Company and NationsRent) or the issuance of Common Shares of the Company to NationsRent under the Stock Option Agreement; (iii) the acquisition by any Person of Beneficial Ownership of Common Shares of the Company issued or to be issued pursuant to Merger Agreement or (iv) the acquisition by any director or officer of NationsRent or any Person who may be deemed an Affiliate or an Associate of NationsRent of Beneficial Ownership of Common Shares of the Company issued or the issuance of Common Shares of the Company pursuant to NationsRent Options (as defined in the Rights
Plan) under the terms of the Merger Agreement until, in the case of each of clauses (i) through (iv), such time after the date hereof as any of such Persons shall become the Beneficial Owner (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares of the Company or pursuant to a split or subdivision of the outstanding Common Shares) of any additional Common Shares (other than any such additional Common Shares acquired in a transaction which is the subject of any of the exceptions described in the foregoing clauses (ii) through (iv)) and shall thereby become the

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Beneficial Owner of 10% or more of the Common Shares of the Company then outstanding (other than as a consequence of clause (i)). The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights. The Board of Directors of the Company has determined to delay the distribution of the Rights until the earlier of the date on which an Acquiring Person becomes such and such date as may be determined by action of the Board of Directors of the Company prior to the time any person or group becomes an Acquiring Person.

          Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $1,000 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Preferred Shares will not be redeemable. These Rights are protected by customary anti-dilution provisions. Because of the nature of a Preferred Share's dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

          At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an

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Acquiring Person which have become void), in whole or in part, for Common Shares at an exchange rate of that number of Common Shares having an aggregate value equal to the Spread (as defined in the Agreement) (with such value being based on the current per share market price (as determined pursuant to Section 11.4 of the Agreement)) on the date of the occurrence of a Trigger Event (as defined in the Agreement) per Right (subject to adjustment).

          The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The Rights will expire on April 16, 2009 or, as required by the Merger Agreement, on the earlier of (i) the 60th day following termination of the Merger Agreement or (ii) the 60th day following the closing of any merger or other acquisition transaction involving the Company pursuant to certain types of agreements. ChaseMellon Shareholder Services, L.L.C. is the Rights Agent.

          The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

          Any of the provisions of the Rights Agreement dated as of April 16, 1999 between the Company and the Rights Agent (the "Rights Agreement") may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

          One Right will be distributed to stockholders of the Company for each Common Share owned of record by them on April 30, 1999. As long as the Rights are attached to the

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Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 40,000 Preferred Shares initially for issuance upon exercise of the Rights.

          The Company's Board of Directors adopted the Rights Agreement after considering (i) the inadequacy of the price offered to stockholders of the Company in the tender offer commenced by a subsidiary of United Rentals, Inc.,
(ii) the risk that the United Rentals tender offer will not be consummated and
(iii) the Company's plan to complete the merger with NationsRent pursuant to the Merger Agreement. The rights are designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 10% or more of the Company's stock on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a Person or group has become an Acquiring Person.

          The Rights Agreement specifying the terms of the Rights and the text of the press release announcing the declaration of the Rights, are incorporated herein by reference as exhibits to this Current Report. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

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Item 2.    Exhibits
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          4.   Rights Agreement, dated as of April 16, 1999 between Rental
          Service Corporation and ChaseMellon Shareholder Services, L.L.C. which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of Rental Service Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4 of Rental Service Corporation's Current Report on Form 8-K dated April 16, 1999).

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                              RENTAL SERVICE CORPORATION


Dated:  April 16, 1999        By: /s/ Robert M. Wilson
                                 -----------------------------------
                                 Robert M. Wilson
                                 Chief Financial Officer and Secretary

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                                 EXHIBIT INDEX

          4. Rights Agreement, dated as of April 16, 1999 between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C. which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of Rental Service Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4 of Rental Service Corporation's Current Report on Form 8-K dated April 16, 1999).

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